

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/57 date 03.05.2006 pages incl. cover

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs!

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. «Information about events that may significantly affect price of securities of the Issuer» (English and Russian versions – 1 page each);
2. «Information on the record dates set by the Issuer» (English and Russian versions – 1 page each);
3. Other notice (English and Russian versions – 1 page each);
4. «In formation about a decision to issue securities made by an authorized body of the Issuer» (English and Russian versions – 3 pages each);
5. «Information about events that may significantly affect price of securities of the Issuer» (about convocation of the Annual General Shareholders Meeting), English and Russian versions – 2 pages each;
6. News release about the financial results of the OJSC «CenterTelecom» activities for 2005 according to the Russian Accounting Standards (English version – 3 pages);
7. News-release about the Decision of the OJSC «CenterTelecom» Board of Directors to convoke the Annual General Shareholders Meeting (English version – 2 pages);
8. «Information on the record dates set by the Issuer» (English and Russian versions – 1 page each);
9. «Information about events resulting in one-time increase (decrease) of net profit or net loss of the Issuer by more than 10 percent» (English and Russian versions – 1 page each).

General Director S.V. Pridantsev

dw 5/8

NOTICE OF A MATERIAL FACT

INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE (DECREASE) OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0300194A02052006*

2. Contents of the notice

2.1. Fact (facts) resulting in one-time increase in the net profit or loss of the issuer by more than 10 percent: ***revenues increase in Q1 2006 comparing with Q4 2005 was due to:***

- reduction of operating expenses, mainly payroll expenses;

- decrease of operating and non-operating expenses, mainly due to reduction of expenditures on creation of the reserve on doubtful accounts receivable.

2.2. Date of the event (events) resulting in the one-time increase (decrease) of the net profit or loss of the issuer by more than 10 percent: ***May 2, 2006.***

2.3. Net profit of the issuer in the reporting period (Q4 2005) preceding the reporting period when the relevant fact (facts) occurred: ***120 453 (One hundred twenty thousand and four hundred fifty three) thousand rubles.***

2.4. Net profit of the Issuer in the reporting period (Q1 2006 when the relevant fact (facts) occurred: ***540 517 (Five hundred forty thousand and five hundred seventeen) thousand rubles.***

2.5. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: ***420 064 (Four hundred twenty thousand and sixty four) thousand rubles.***

Percentage change in the net profit: ***348.74 %***

3. Signatures

3.1. General Director
OJSC «CenterTelecom» ________________ S.V. Pridantsev

М.П.

3.2. Date: May 2, 2006.

3.3. Chief Accountant
OJSC «CenterTelecom» ________________ A.D. Kartashov

3.4. Date: May 2, 2006.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ

«Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***"Российская газета", "Приложение к Вестнику ФСФР"***

1.9. Код существенного факта	***0300194A02052006***

2.Содержание сообщения
2.1. Факт (факты), повлекший разовое увеличение чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***увеличение прибыли в 1 квартале 2006 года по сравнению с 4 кварталом 2005 года произошло за счет:*** ***- уменьшения расходов по обычным видам деятельности, в основном по заработной плате;*** ***- уменьшения операционных и внереализационных расходов, в основном за счет снижения расходов по созданию резерва по сомнительной дебиторской задолженности.*** 2.2. Дата появления факта (фактов), повлекшего за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***02. 05.2006 года.*** 2.3. Значение чистой прибыли эмитента за отчетный период (4 квартал 2005г.), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): ***120 453 (Сто двадцать тысяч четыреста пятьдесят три) тыс. рублей.*** 2.4. Значение чистой прибыли эмитента за отчетный период (1 квартал 2006г.), в котором появился соответствующий факт (факты): ***540 517 (Пятьсот сорок тысяч пятьсот семнадцать) тыс.рублей.*** 2.5. Изменение чистой прибыли эмитента в абсолютном и процентном отношении: Абсолютное изменение чистой прибыли: ***420 064 (Четыреста двадцать тысяч шестьдесят четыре) тыс.рублей.*** Процентное изменение чистой прибыли: ***348,74 %***

3. Подписи		
3.1. Генеральный директор ОАО «ЦентрТелеком»	М.П.	С.В.Приданцев
3.2. Дата 2 мая 2006 года		
3.3. Главный бухгалтер ОАО «ЦентрТелеком»		А.Д.Карташов
3.4. Дата 2 мая 2006 года		


ЦЕНТР
ТЕЛЕКОМ

02.05.2006 **Press-release**



Decision of OJSC «CenterTelecom» Board of Directors

Moscow, 2 May, 2006. The Board of Directors of OJSC «CenterTelecom» at its session held on April 28, 2006 discussed the issue «About convocation of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders» and made the following decisions:

- The Annual General Meeting of the OJSC «CenterTelecom» Shareholders, convoked in the form of joint presence, is to be held on June 28, 2006;
- The Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to begin at 11.00 a.m.;
- The Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to be held in «President – Hotel», address: 24 Bolshaya Yakimanka Street, Moscow, 119134;
- The registration of the participants of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to start on June 28, 2006 at 9.00 a.m.

In accordance with the Board oa Directors decision, the following agenda of the Annual General Shareholders Meeting is approved:

1. Approval of the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, profit distribution, including dividends payment (announcement), and the Company's losses according to the results of the reporting (2005) financial year.
2. Election of members of the Company's Board of Directors.
3. Election of members of the Company's Audit Commission.
4. Approval of the Company's auditor for 2006.
5. Approval of a new edition of the Company's Charter.
6. Approval of a new edition of the Regulations on the Company's Board of Directors.
7. Approval of a new edition of the Regulations on the General Meeting of the Company's Shareholders.
8. Approval of a new edition of the Regulations on the Company's Audit Commission.
9. Assessment of annual remuneration to be paid to the members of the Company's Board of Directors.
10. About termination of the OJSC «CenterTelecom» participation in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications».

The list of persons, who have right to participate in the Annual General Meeting of the OJSC «CenterTelecom» Shareholders, is to be compiled on May 12, 2006 as of 18.00 p.m.

The completed ballots for voting at the Annual General Meeting of the OJSC «CenterTelecom» Shareholders should be sent to the following postal address: 6/2 Degtyarny Side-Street, Moscow, 125993.

The issues of the dividends amount, preliminary approval of annual report etc. will be discussed at the annual session of the Board of Directors, which is to be held in the third decade of May, 2006.

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP), 1 Level ADR for the ordinary shares are listed at the US OTC (CRMUY), Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) Stock Exchanges.

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice

«INFORMATION ABOUT THE DECISIONS MADE BY THE COMPANY'S BOARD OF DIRECTORS»:

About convocation of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders.
Approval of the agenda of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders.

2.1. Date of the Company's Board of Directors meeting: ***April 28, 2006.***
2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting: ***April 28, 2006, Minutes № 26.***
2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:

a) To determine the following:

- ***The Annual General Meeting of the OJSC «CenterTelecom» Shareholders, convoked in the form of joint presence, is to be held on June 28, 2006.***
- ***The Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to begin at 11.00 a.m.***
- ***The Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to be held in «President – Hotel», address: 24 Bolshaya Yakimanka Street, Moscow, 119134.***
- ***The registration of the participants of the Annual General Meeting of the OJSC «CenterTelecom» Shareholders is to start on June 28, 2006 at 9.00 a.m.***

b) The list of persons, who have right to participate in the Annual General Meeting of the OJSC «CenterTelecom» Shareholders, should be compiled on May 12, 2006 as of 18.00 p.m.

c) The completed ballots for voting at the Annual General Meeting of the OJSC «CenterTelecom» Shareholders should be sent to the following postal address: 6/2 Degtyarny Side-Street, Moscow, 125993.

d) To approve the following agenda of the Annual General Shareholders Meeting:

1. ***Approval of the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, profit distribution, including dividends payment (announcement), and the Company's losses according to the results of the reporting (2005) financial year.***

2. ***Election of members of the Company's Board of Directors.***

3. ***Election of members of the Company's Audit Commission.***

4. ***Approval of the Company's auditor for 2006.***

5. ***Approval of a new edition of the Company's Charter.***

7. Approval of a new edition of the Regulations on the General Meeting of the Company's Shareholders.

8. Approval of a new edition of the Regulations on the Company's Audit Commission.

9. Assessment of annual remuneration to be paid to the members of the Company's Board of Directors.

10. About termination of the OJSC «CenterTelecom» participation in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications».

3. Signature		
3.1. Acting General Director OJSC «CenterTelecom» in accordance with the Order of General Director of OJSC «CenterTelecom» № 72/к dated April 21, 2006	____________________ Seal	A.I. Kirillov
3.2. Date: April 28, 2006..		

Сообщение о сведениях,
которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-A*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения

ИНФОРМАЦИЯ О ПРИНЯТЫХ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИЯХ:

О созыве годового общего собрания акционеров ОАО «ЦентрТелеком».
Утверждение повестки дня годового общего собрания акционеров ОАО «ЦентрТелеком».

2.1.Дата проведения заседания совета директоров акционерного общества, на котором приняты соответствующие решения: ***28 апреля 2006 года.***
2.2.Дата составления и номер протокола заседания совета директоров акционерного общества, на котором приняты соответствующие решения: ***28 апреля 2006 года, протокол № 26.***
2.3.Содержание решений, принятых советом директоров акционерного общества:

а) Определить:

- ***Дату проведения годового общего собрания акционеров ОАО «ЦентрТелеком», созываемого в форме совместного присутствия акционеров – 28 июня 2006 года.***
- ***Время проведения годового общего собрания акционеров ОАО «ЦентрТелеком» – 11 часов 00 минут.***
- ***Место проведения годового общего собрания акционеров ОАО «ЦентрТелеком» - гостиничный комплекс «Президент–Отель» по адресу: ул.Б.Якиманка, д.24, г.Москва, 119134.***
- ***Время начала регистрации лиц, участвующих в годовом общем собрании акционеров ОАО «ЦентрТелеком» – 28 июня 2006 года с 9 часов 00 минут.***

б) Датой составления списка лиц, имеющих право на участие в годовом общем собрании акционеров ОАО «ЦентрТелеком» определить 12 мая 2006 года по состоянию на 18.00 часов.

в) Определить почтовый адрес, по которому могут направляться заполненные бюллетени для голосования на годовом общем собрании акционеров ОАО «ЦентрТелеком»: Дегтярный пер., дом 6, стр. 2, г.Москва, 125993.

г) Утвердить следующую повестку дня годового общего собрания акционеров:

1. ***Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам отчетного (2005) финансового года.***

2. *Избрание членов Совета директоров Общества.* 3. *Избрание членов Ревизионной комиссии Общества.* 4. *Утверждение аудитора Общества на 2006 год.* 5. *Утверждение Устава Общества в новой редакции.* 6. *Утверждение Положения о Совете директоров Общества в новой редакции.* 7. *Утверждение Положения об общем собрании акционеров Общества в новой редакции.* 8. *Утверждение Положения о Ревизионной комиссии Общества в новой редакции.* 9. *Определение размера годового вознаграждения членов Совета директоров Общества.* 10. *О прекращении участия ОАО «ЦентрТелеком» в «Ассоциации операторов, предоставляющих услуги связи посредством таксофонов, производителей оборудования, научно-исследовательских, проектных и конструкторских организаций в области телекоммуникаций».*

3. Подпись	
3.1. И.о. Генерального директора ОАО «ЦентрТелеком» в соответствии с Приказом Генерального директора ОАО «ЦентрТелеком» от 21.04.2006г. № 72/к	А.И. Кириллов
3.2. Дата «28» апреля 2006г.	М.П.

NOTICE OF A MATERIAL FACT.
INFORMATION ON THE RECORD DATES SET BY THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8 Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. . Code of the material fact	*0800194A28042006*

2. Contents of the notice
2.1. Type, category (class), series and other identifications of the securities*: **registered book-entry ordinary shares (state registration number 1-04-00194-A of December 16, 2004).***   2.2. The purpose of finalizing the list of holders of registered securities: ***compiling a list of shareholders eligible for taking part in the Annual General Meeting of OJSC «CenterTelecom» Shareholders to be held on June 28, 2006.***   2.3. The record date (to finalize the list of owners of registered securities): ***May 12, 2006 as of 6.00 p.m.***   2.4. Date and number of the minutes of the Issuer's authorized management body meeting, at which the decision to set the record date to finalize the list of owners of the registered securities of the Issuer or other decision, which gives grounds for setting the record date for such list: ***April 28, 2006,Minutes № 26.***

3. Signature		
3.1. Acting General Director OJSC «CenterTelecom» in accordance with the Order of General Director of OJSC «CenterTelecom» № 72/к dated April 21, 2006	________________ Seal	A.I. Kirillov
3.2. Date: April 28, 2006.		

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Российская газета», «Приложение к Вестнику ФСФР»***

1.9. Код существенного факта	***0800194A28042006***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг***: акции обыкновенные именные бездокументарные (государственный регистрационный номер 1-04-00194-А, дата государственной регистрации 16.12.2004).***

2.2. Цель, для которой составляется список владельцев именных ценных бумаг: ***составление списка лиц, имеющих право на участие в годовом общем собрании акционеров ОАО «ЦентрТелеком» 28 июня 2006 года.***

2.3. Дата, на которую составляется список владельцев именных ценных бумаг: ***12 мая 2006 года по состоянию на 18.00 часов.***

2.4. Дата составления и номер протокола заседания уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка: ***28 апреля 2006 года, протокол № 26.***

3. Подпись

3.1. И.о. Генерального директора ОАО «ЦентрТелеком» в соответствии с Приказом Генерального директора ОАО «ЦентрТелеком» от 21.04.2006г. № 72/к


Открытое акционерное общество Центральная телекоммуникационная компания
Российская Федерация
Г.Р. № 1025006174710
ЦЕНТР
ТЕЛЕКОМ
М.П.

А.И. Кириллов

3.2. Дата «28» апреля 2006г.

Other notice

1. Общие сведения	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice
OJSC «CenterTelecom» has received the Resolution of the interregional Inspection of the Federal Tax Service of Russia on the largest taxpayers №7 dated April 24, 2006 about bringing of taxpayer to tax account. The amount of the tax authorities claim to the Company according to its activities results for 2002 – 2003 is 2 353 million rubles, where 1400 million rubles are taxes and 953 million rubles fines and penalty fee. **The management of OJSC «CenterTelecom» doesn't agree with the Resolution of the interregional Inspection of Russia's Federal Tax Service on the largest taxpayers №7 in respect of all accrued additional sums and will defend its rights in court in accordance with the established order.**

3. Signature		
3.1. Acting General Director OJSC «CenterTelecom» in accordance with the Order of General Director of OJSC «CenterTelecom» № 72/к dated April 21, 2006	____________________ Seal	A.I. Kirillov
3.2. Chief Accountant of OJSC «CenterTelecom»	____________________	A.D. Kartashov
3.3. Date: April 25, 2006.		

Иное сообщение

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения
ОАО «ЦентрТелеком» получено Решение межрегиональной ИФНС России по крупнейшим налогоплательщикам №7 от 24 апреля 2006 года о привлечении налогоплательщика к налоговой ответственности. Сумма претензии налоговых органов к компании по результатам деятельности за 2002 – 2003 года составила 2 353 млн. руб., из них 1400 млн. руб. приходится на налоги и 953 млн. руб. штрафы и пени. **Руководство ОАО «ЦентрТелеком» не согласно с выводами межрегиональной ИФНС России по крупнейшим налогоплательщикам №7 в отношении всех доначисленных сумм и будет отстаивать свои права в суде в установленном порядке.**

3. Подпись



3.1. И.о. Генерального директора
ОАО «ЦентрТелеком»
в соответствии с Приказом
Генерального директора
ОАО «ЦентрТелеком»
от 21.04.2006г. № 72/к — А.И. Кириллов

М.П.

3.2. Главный бухгалтер
ОАО «ЦентрТелеком» — А.Д. Карташов

3.3. Дата «25» апреля 2006г.

NOTICE OF A MATERIAL FACT
INFORMATION ABOUT A DECISION TO ISSUE SECURITIES MADE BY AN AUTHORIZED BODY OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta***

1.9. Code of the material fact	***1100194A21042006***

2. Contents of the notice
2.1. The Issuer's governing body, which passed the decision to approve the decision to issue securities: **The Board of Directors of the Issuer.** 2.2. Date of the meeting (session) of the Issuer's governing body, at which the decision to approve the decision to issue securities was passed: ***April 20, 2006.*** 2.3. Date of compiling and number of the Minutes of the meeting (session) of the Issuer's governing body, at which the decision to approve the decision to issue securities was passed: ***Minutes №24 dated April 21, 2006.*** 2.4. Type, category, series and other identification features of securities to be placed: ***interest-bearing documentary non-convertible series 05 bearer bonds to be centrally kept with a custodian (hereafter - Bonds).*** 2.5. Quantity of securities to be placed and nominal value of each piece of securities to be placed: ***3 000 000 (Three million) Bonds with the nominal value of 1 000 (One thousand) rubles each.*** 2.6. Mode of the securities placement: ***public subscription.*** 2.7. Placement price of the securities or procedure to determine it: ***The placement price of the bonds shall be equal to the nominal value, i.e. 1 000 (one thousand roubles) rubles per Bond. Starting with the 2nd (second) day of the Bonds placement any purchaser upon closing the Bonds sale-purchase deal will also pay the accrued coupon interest (ACI) on the Bonds calculated according to the following formula:*** $ACI = Nom * C1 * (T - T0)/ 365/ 100\%$, ***where:*** ***ACI – accrued coupon interest on each Bond, rubles;*** ***Nom - nominal value of a Bond, rubles;*** ***C1 - amount of interest rate on the 1st coupon, percent p.a.;*** ***T – date, on which ACI is calculated;*** ***T0- commencement date of placement.*** ***C1 value (amount of interest rate on the 1st coupon, percent p.a.) is determined on the commencement date of the Bonds placement.*** ***Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off). In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9.*** 2.8. Period (start and end dates) of the bond placement or the method of their determination:

The Bonds placement shall start not earlier than 2 (two) weeks after the disclosure of information about the state registration of the Bond issue by the Issuer and the arrangements for accessing information contained in the bond issue prospectus in accordance with the RF statutory legal acts.
The notice about the state registration of the securities issue shall be published by the Issuer in the form of notice of material fact «Information about securities issue by the Issuer» in accordance with the following procedure and the terms starting with the date of receipt of the writing notice of the registering body about the state registration of the securities issue:
- in the news of information agencies authorized to publish information disclosed in the securities market («AK&M» and/or «Interfax») (hereafter - news) – not later than 1 (One) day;
-at the web-site http://www.centertelecom.ru - not later than 3 (Three) days;
-in newspaper «Rossiyskaya Gazeta» - not later than 5 (Five) days.
The notice also shall be published in «Supplement to Herald of the Federal Service for Financial Markets» not later than 30 (Thirty) days from the stated date.
Placement start date or the method of its determination:
The Bonds placement start date is determined by the Issuer after state registration of the issue and published by the Issuer.
The Issuer publishes the notice of the Placement start date in accordance with the following procedure:
-in the news – not later than 5 (Five) days before the Bonds placement start date;
-at the web-site http://www.centertelecom.ru - not later than 4 (Four) days before the Bonds placement start date.
Placement end date or the method of its determination:
The placement end date shall be the earliest of the following dates:
a) 20th (Twenties) business day from the Bonds placement start date;
b) the date of placement of the last Bond of the issue.
At the same time the placement end date shouldn't be later than one year from the date of the Bonds issue state registration.
2.9. Other terms and conditions of the bond placement set out in the decision on the bond issue:
Total nominal value of the Bonds: 3 000 000 000 (Three billion) rubles
Form of payment:
The Bonds are paid by cashless settlement in the Russian Federation currency;
Form, procedure and terms of the Bonds redemption:
The Bonds are redeemed by cashless settlement in the Russian Federation currency.
The Bonds are redeemed gradually in parts within the following terms:
on 1274th day from the placement start date each Bond is redeemed partially at the rate of 10% of nominal value
on 1456th day from the placement start date each Bond is redeemed partially at the rate of 20% of nominal value
on 1638th day from the placement start date each Bond is redeemed partially at the rate of 30% of nominal value
on 1820th day from the placement start date each Bond is redeemed partially at the rate of 40% of nominal value
If date of the part of the Bond nominal value redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.
The start and end dates of each part of the Bonds nominal value redemption concur.
Bonds availability:
There is a possibility for the Bonds to be purchased by the Issuer on the request of their holder (holders), and under the agreement with their holder (holders) with the opportunity of their further circulation till the expiration of the maturity date in compliance with the Decision on Securities Issue and the Prospectus of Securities.

Other terms and conditions of the Bonds placement are provided by the Decision on securities Issue.

3. Signature

3.1. General Director OJSC «CenterTelecom»	____________ (signature)	S.V. Pridantsev
3.2. Date: " 21 " April 20 06	Seal	

Сообщение о существенном факте
"Сведения о принятии уполномоченным органом эмитента
решения о выпуске эмиссионных ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки, Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Российская газета», «Приложение к Вестнику ФСФР»***

1.9. Код существенного факта	***1100194A21042006***

2. Содержание сообщения
2.1.Орган управления эмитента, принявший решение об утверждении решения о выпуске ценных бумаг: ***Совет директоров Эмитента.*** 2.2.Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение об утверждении решения о выпуске ценных бумаг: ***20 апреля 2006 г.*** 2.3.Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об утверждении решения о выпуске ценных бумаг: ***Протокол №24, дата составления Протокола 21 апреля 2006 г.*** 2.4. Вид, категория (тип), серия и иные идентификационные признаки размещаемых ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 05 с обязательным централизованным хранением (далее - Облигации).*** 2.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: ***3 000 000 (Три миллиона) Облигаций номинальной стоимостью 1000 (Одна тысяча) рублей каждая.*** 2.6. Способ размещения ценных бумаг: ***открытая подписка.*** 2.7 .Цена размещения ценных бумаг или порядок ее определения: ***Цена размещения одной Облигации устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций, приобретатели при совершении сделки купли-продажи Облигаций дополнительно уплачивают накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле:*** ***НКД = Nom * C1 * (T - T0)/ 365/ 100%,*** ***где:*** ***НКД - накопленный купонный доход по каждой Облигации, руб.;*** ***Nom - номинальная стоимость одной Облигации, руб.;*** ***C1 - размер процентной ставки по первому купону (в процентах годовых);*** ***T – дата, на которую вычисляется НКД;*** ***T0- дата начала размещения.***

Значение С1 (размер процентной ставки по первому купону в процентах годовых) определяется в дату начала размещения Облигаций.
Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.
2.8. Срок (даты начала и окончания) размещения ценных бумаг или порядок его определения:
Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.
Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:
-в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и/или «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;
-на странице в сети «Интернет» по адресу http://www.centertelecom.ru - не позднее 3 (Трех) дней;
-в газете «Российская газета» - не позднее 5 (Пяти) дней.
Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР» не позднее 30 (Тридцати) дней с указанной даты.
Дата начала размещения или порядок ее определения:
Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.
Эмитент публикует сообщение о Дате начала размещения в следующем порядке:
-в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;
-на странице в сети «Интернет» http://www.centertelecom.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.
Дата окончания размещения или порядок ее определения:
Датой окончания размещения является более ранняя из следующих дат:
а) 20-й (двадцатый) рабочий день с даты начала размещения Облигаций;
б) дата размещения последней Облигации выпуска.
При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций
2.9. Иные условия размещения ценных бумаг, определенные решением о размещении ценных бумаг:
Общая номинальная стоимость Облигаций: 3 000 000 000 (Три миллиарда) рублей
Форма оплаты:
Облигации оплачиваются денежными средствами в безналичном порядке в валюте Российской Федерации;
Форма, порядок и сроки погашения Облигаций:
Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.
Облигации погашаются последовательно частями в следующие сроки:
в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 10% от номинальной стоимости
в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости
в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости
в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 40% от номинальной стоимости
Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов

или какой-л[illegible] компенсации за такую задержку в платеже.
Даты нача[illegible] окончания погашения каждой части номинальной стоимости Облигаций совпадают.
Возможност[illegible]тения Облигаций:
Предусмотр[illegible]жность приобретения Облигаций Эмитентом по требованию их владельца (владельцев), [illegible]же по соглашению с их владельцем (владельцами) с возможностью их дальнейшего [illegible]ения до истечения срока погашения в соответствии с Решением о выпуске ценных бумаг [illegible]спектом ценных бумаг.

Иные условия р[illegible]ещения Облигаций предусмотрены Решением о выпуске ценных бумаг.

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»	________ (подпись)	Приданцев С.В.
3.2. Дата “ 21 ” апреля 20 06 г.	М.П.	

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения

ИНФОРМАЦИЯ О ПРИНЯТОМ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИИ:
О назначении Генерального директора ОАО «ЦентрТелеком»

2.1. Дата проведения заседания совета директоров ОАО «ЦентрТелеком», на котором принято соответствующее решение: ***20 апреля 2006г.***

2.2. Дата составления и номер протокола заседания совета директоров ОАО «ЦентрТелеком», на котором принято соответствующее решение: ***21 апреля 2006г, протокол № 24.***

2.3. Содержание решения, принятого советом директоров ОАО «ЦентрТелеком»:

В связи с истечением 26 апреля 2006 года срока полномочий Генерального директора Общества:

1. Назначить Генеральным директором Общества Приданцева Сергея Владимировича.

2. Определить срок полномочий Генерального директора Общества с 27 апреля 2006 года по 26 апреля 2008 года включительно.

2.4. Сведения о лице, назначенном на должность единоличного исполнительного органа – Генерального директора ОАО «ЦентрТелеком»:

Фамилия, имя, отчество: ***Приданцев Сергей Владимирович;***

доля участия в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих обыкновенных акций акционерного общества: ***не имеет;***

доля участия в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена в результате осуществления прав по предоставленным опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались.***

	Подпись	
3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
3.2. Дата «21» апреля 2006г.	М.П.	

Открытое акционерное общество Центральная телекоммуникационная компания ЦЕНТР ТЕЛЕКОМ Российская Федерация № 1025006174710



10.04.2006 **PRESS-RELEASE**

"CENTERTELECOM" DISCLOSED RESULTS OF FINANCIAL AND ECONOMIC ACTIVITIES FOR 2005

Moscow, April 4, 2006. "CenterTelecom" (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; OTC: CRMUY), disclosed results of financial activities for 2005 according to the Russian Accounting Standards.

Main results for 2005:
- Earnings growth reached 10.5% comparing with 2004.
- Inraareal, international and long-distance traffic growth amounted to 0.1%, at the same time long-distance traffic increased by 0.43% and international traffic decreased by 4.1%.
- EBITDA increased by 34.0%.
- Sales profit increased by 20.6%
- EBITDA margin amounted to 26.1%, pre-tax profits – 6.6%.
- Net profit increased by 68.1% and reached 668.5 million rubles

As to General Director of OJSC "CenterTelecom" Sergei Pridantsev, the new management team considers the results of the Company's activities in 2005 as satisfactory and plans to increase the dynamics of the Company development in correspondence with the modern industry development requirements. "We are going to attack the issue of the Company's efficiency increase more firmly. In the near future, CenterTelecom will stake, first of all, on increase of revenues from new communication services and implementation of project with short period of return. Complex of measures, including optimization of employees number, reduction of investment program volume and external loans, will give extra impact to further development and will allow to significantly increase the financial and economic situation of the Company",- said Sergei Pridantsev.

Financial statement, mln rubles

	2005	2004	change, %
Earnings	27 594	24 963	10.5%
Prime cost	21 249	19 702	7.9%
Depreciation	3 364	2 555	31.7%
EBITDA	7 203	5 377	34.0%
EBITDA, % of earnings	*26.1%*	*21.5%*	
Sales profit	6 345	5 261	20.6%
Sales profit, % of earnings	*23.0%*	*21.1%*	
Pre-tax profit	1 403	971	44.5%
Pre-tax profit, % of earnings	*5.1%*	*3.9%*	
Net profit	669	398	68.1%
Net profit, % of earnings	*2.4%*	*1.6%*	

Revenues

According to the results of 2005, inraareal, domestic long-distance and international traffic increased by 0.1% and amounted to 3 013 million minutes. Earnings from domestic long-distance and international communication services provision decreased by 4.0% to 9 226 million rubles. The decrease in earnings from domestic long-distance and international communication is due to the decrease of international traffic as well as the policy of gradual tariffs reduction for provision of domestic long-distance services carried out by the Company.
Earning from urban and rural communication rose by 22.3% to 12 963 million rubles as a result of increase in the scope of services (subscriber base increased by 3.1% to 6 420 249 subscribers) as well as the increase in tariffs for local telephone communications. As a result, the share of revenues from local communication amounted to 47% of total revenues.

Revenues from new value added services increased by 44.7%, revenues from telecom operators – by 9.8%.
All in all, earnings of CenterTelecom for 2005 amounted to 27 594 million rubles, which is 10.5% up year-on-year.

Revenues structure, mln rubles

Description	2005	2004	2005/2004
Domestic long-distance and international telephone communications	9 226	9 607	**96.0%**
Urban and rural telephone communications	12 963	10 602	**122.3%**
Radio communication, radio broadcasting, TV, satellite communication	53	40	**132.5%**
Wireline broadcasting	663	644	**102.9%**
Wireless radio communication	261	316	**82.7%**
Documentary electric communication	316	297	**106.5%**
Revenues from new telecommunication services	1 296	896	**144.7%**
Revenues from telecom operators	2 376	2 165	**109.8%**
Other communication services (core activities)	29	37	**78.4%**
Revenues from other operations (non-core activities)	410	360	**113.9%**
TOTAL	27 594	24 963	**110.5%**

Costs

The Company's costs for 2005 increased by 7.9% to 21 249 million rubles. The rise in costs mainly is due to increase in depreciation costs by 31.7% to 3 364 million rubles as a result of putting into operation of new equipment under the Company's investment program implementation. At the same time, the decrease of the social insurance allocations rate from 35.6% to 26% (which became effective from January 1, 2005 helped constrain costs growth. According to the results of 2005, social insurance allocations decreased by 15.4% comparing with 2004 and reached 1 732 million rubles.

Costs structure, million rubles.

Costs fractions	2005	2004	2005/2004
Payroll costs	6 941	6 387	**108.7%**
Social insurance allocations	1 732	2 046	**84.6%**
Depreciation of fixed assets	3 364	2 555	**131.7%**
Tangible costs	1 219	1 291	**94.4%**
Electric power	414	359	**115.5%**
Expenditures on telecom operators services (the companies of the Group exclusive)	470	475	**98.9%**
Expenditures on the services of telecom operators, which are in the Group	120	71	**168.5%**
Expenditures on Rostelecom services	3 116	3 119	**99.9%**
Third-party services	1 877	1 668	**112.6%**
Taxes and dues, which are included in the ordinary activities costs	83	76	**108.1%**
Other costs	1 912	1 654	**115.6%**
TOTAL	21 249	19 702	**107.9%**

Profit

3sales profit increased by 20.6% and reached 6 345 million rubles for the reporting period.
EBITDA rose by 34.0 and amounted to 7 203 million rubles. So, EBITDA margin increased from 21.5% in 2004 to 26.1% in the reporting period. EBITDA margin growth stemmed from depreciation charges and interest payment increase.
Net profit in 2005 amounted to 668.5 million rubles comparing with 397.7 million rubles in 2004.

Balance Sheet and Profit and Loss Account of OJSC «CenterTelecom» for 2005 are available at the corporate web-site of OJSC «CenterTelecom» in section «Financial statements».

For details contact:
Director of Securities and Corporate Governance Department
Elena Romskaya
+7 (495) 793-2319
esidorovich@centertelecom.ru

Head of Investors Relations Division
Andrei Kalinchenko
+7 (495) 793-2340
kalin@centertelecom.ru

Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

About OJSC «CenterTelecom»

OJSC «CenterTelecom» is the leading fixed-line operator, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP), 1 Level ADR for the ordinary shares are listed at the US OTC (CRMUY), Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) Stock Exchanges.